SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________________

Commission File
Number 1-5491

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ROWAN COMPANIES, INC.
SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rowan Companies plc
2800 Post Oak Boulevard, Suite 5450
Houston, Texas 77056-6189

REQUIRED INFORMATION

The Rowan Companies, Inc. Savings and Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of and for the fiscal year and fiscal year-ends reflected therein, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan, Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

By:	Rowan Companies, Inc. Savings
And Investment Plan
Administrative Committee:

/s/	GARY L. MARSH	June 27, 2012
Gary L. Marsh

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

DECEMBER 31, 2011 AND DECEMBER 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Part IV Line 4i – Schedule of Assets (Held at End of Year)	14

EXHIBIT 23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	15

Note: Schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Rowan Companies, Inc. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Rowan Companies, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP
Houston, Texas
June 27, 2012

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND DECEMBER 31, 2010

	December 31,	December 31,
	2011	2010
Assets
Plan interest in Master Trust	$-	$107,831,861
Investments at fair value	100,237,487	-

Receivables
Employer contributions	257,105	388,544
Participant contributions	305,846	464,320
	562,951	852,864

Net Assets, at fair value	100,800,438	108,684,725

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(159,285)	(57,051)

Net Assets Available for Benefits	$100,641,153	$108,627,674

  The accompanying notes are an integral part of these financial statements

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2011

Investment Income (Loss)
Net depreciation in fair value of investments	$(6,176,581)
Interest and dividend Income	1,673,375
Net investment loss	(4,503,206)

Contributions
Employer	8,818,712
Participant	11,921,789

Total contributions	20,740,501

Deductions
Administrative expenses	30,626
Benefits paid directly to participants	24,193,190

Total deductions	24,223,816

Net Decrease	(7,986,521)

Net Assets Available for Benefits, Beginning of Period	108,627,674

Net Assets Available for Benefits, End of Period	$100,641,153

The accompanying notes are an integral part of these financial statements.

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND DECEMBER 31, 2010

1.	PLAN DESCRIPTION

The following brief description of the Rowan Companies, Inc. Savings and Investment Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan agreement for more complete information.

General – The Plan is a defined contribution, individual account 401(k) plan covering substantially all employees of Rowan Companies, Inc. and its subsidiaries (“Rowan”). Rowan became a wholly owned subsidiary of Rowan Companies plc effective May 4, 2012.

Effective July 1, 2010, the Plan’s year end was changed from June 30 to December 31.

Effective June 21, 2011, the Rowan Companies, Inc. Master Trust Defined Contribution Plan (“Master Trust”) was dissolved along with the Plan’s interest in the Master Trust.

Participation – Employees are eligible to enter the Plan on the first day of the next month following completion of two months of service.

Funding – Plan participants may make contributions of up to 60% of their regular compensation on a before-tax basis. Eligible employees who have never had a contribution election in place are subject to automatic enrollment whereby Rowan will automatically deduct 3% from their pay on a pre-tax basis following a 30 day notice period. The deferral rate is increased by 1% each year until it reaches a maximum of 6% of compensation. Employees can elect to stop or change this automatic contribution at any time.

Rowan matches participant contributions equal to 100% of the first 6% of participant’s eligible compensation. Participants who attain the age of 50 before the end of the Plan year may make additional before-tax contributions to the Plan.

Investment Options – The Plan assets are managed by Fidelity Management Trust Company, the Trustee of the Plan (the “Trustee”). Plan participants direct the investment of their accounts among the Plan’s investment options and may, at their sole discretion, transfer amounts between such options at any time.

Expenses – Participants’ accounts are charged with investment advisory and other fees by the Trustee through charges by the underlying funds. Other expenses of administering the Plan and Master Trust are borne by the Plan or by Rowan, at its discretion.

Vesting Provisions – Participants are 100% vested at all times in their own contributions, plus any earnings accrued thereon. Qualified Automatic Safe Harbor Matching Contributions and earnings are fully vested after two years of service and Employer Matching Contributions and earnings are fully vested after three years of service, except that participants who are primarily assigned to provide services to Rowan Drilling Company LLC and transfer employment to Ensign United States Drilling Inc. and/or its affiliates are fully vested as a result of the sales transaction between Rowan Companies, Inc. and Ensign United States Drilling Inc. dated July 19, 2011.

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND DECEMBER 31, 2010

Distributions – Participants can obtain lump-sum or installment distributions of vested balances upon termination of employment, retirement, disability or death. Participants may be permitted to withdraw from their before-tax account upon attainment of age 59 ½ or hardship in accordance with the terms of the Plan.

Forfeitures – Upon termination of employment, participants’ non-vested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or Plan administrative expenses otherwise payable by Rowan. During the year ended December 31, 2011, Rowan utilized approximately $21,000 of employee forfeitures for Plan administrative expenses and $600,000 of employee forfeitures to reduce employer contributions. At December 31, 2011 and 2010, Plan assets included approximately $96,000 and $55,000, respectively, of non-vested forfeited accounts.

Plan Termination – Although it has not expressed any intention to do so, Rowan may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event the Plan is terminated, each participant shall be entitled to 100% of all contributions, plus any earnings accrued thereon, as of the date of termination.

Party-in-Interest Transactions – The investment by the Trustee of Plan contributions into mutual funds managed by an affiliate of the Trustee are party-in-interest transactions, and the related management fees are deducted from investment earnings. Rowan is also a party-in-interest.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition – The investments held are stated at fair value based on the latest quoted market values of the underlying securities. Securities for which no quoted market value is available are evaluated and valued by Plan management with reference to the underlying investments, assumptions and methodologies used in arriving at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures (See Note 6).

Benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value (See Note 5). The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Net depreciation of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date).

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND DECEMBER 31, 2010

For the purpose of allocation to participants, the Rowan Companies Unitized Stock Fund is valued by the Plan at its unit price (comprised of market price plus uninvested cash position) on the date of allocation. Current unit price is used at the time of distribution to participants resulting in a realized gain or loss reflected in net depreciation of investments.

Purchases and sales of securities are recorded on a trade-date basis. The Trustee records dividend income as of the ex-dividend date and accrues interest income as earned.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.	RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

4.	INVESTMENTS

The following table presents the Plan’s investments at December 31, 2011 and 2010. Investments that represent 5 percent or more of the Plan’s net assets in either year are separately identified.

Investments, at fair value:	December 31, 2011	December 31, 2010
Victory Diversified Stock A	$6,399,155	$7,587,681
Rowan Companies Stock	19,001,411	20,749,448
Fidelity Puritan	12,068,968	13,340,295
Fidelity Retirement Government Money Market	11,117,288	11,767,154
Fidelity Managed Income Portfolio (contract value $6,298,946)	6,458,231	7,016,550
PIMCO Total Return Fund	6,166,014	6,024,141
MainStay Large Cap Growth Fund	7,726,375	8,643,723
Other investments less than 5%	31,300,045	32,702,869

Net Assets available for benefits	$100,237,487	$107,831,861

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND DECEMBER 31, 2010

The following table presents the Plan  net depreciation in fair value of investments for the year ended December 31, 2011.

Plan net depreciation in fair value of investments:
Common Stock	$(2,150,901)
Registered Investment companies	(3,821,179)
Common / Collective Trusts	(204,501)

$(6,176,581)

Interest and dividends realized on the Plan’s investments for the year ended December 31, 2011 were $1,673,365.

INVESTMENT IN MASTER TRUST

The Master Trust was established for the collective investment of assets of the Plan and another participating Company sponsored defined contribution plan. Each participating plan had an undivided interest in the Master Trust. The Plan’s interest in the Master Trust’s total investments was approximately 62% at December 31, 2010 with the balance attributed to the other Rowan-sponsored plan. The Master Trust was dissolved effective June 21, 2011.

At December 31, 2010, the Master Trust held the following investments:

December 31, 2010
Amount	%

Investments:
Interest bearing cash	$22,930,194	13%
Employer securities	26,301,299	15%
Stable value fund	13,254,999	8%
Registered investment companies	113,242,691	64%
Total investments at fair value	175,729,183	100%

Receivables	29,741
Liabilities	(174,178)

Net assets, at fair value	175,584,746

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(107,776)

Net Assets available for benefits	$175,476,970

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND DECEMBER 31, 2010

The Master Trusts’ investments that represented 5% or more of the Trust’s net assets available for benefits as of December 31, 2010 are as follows:

December 31, 2010
Fidelity Retirement Government MM	$22,930,194
Rowan Companies Stock	26,301,299
PIMCO Total Return Fund	10,466,979
MainStay Large Cap Growth Fund R1	13,063,418
Victory Diversified Stock CL A	11,399,109
Fidelity Puritan	19,564,767
Fidelity Managed Income Portfolio	13,254,999

5.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Plan has an interest in a Stable Value Fund that has investments in fixed income securities and bond funds and may include derivative instruments, such as futures contracts and swap agreements. The stable value fund also enters into a “wrapper” contract issued by a third-party.  As described in Note 2, because these contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

The average yield earned by the contract for the year ended December 31, 2011 was 1.92%. The average yield earned to reflect the actual interest rate credited to participants for years ended December 31, 2011 was 1.39%. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. Certain events limit the ability of the Plan to transact at contract value with the issuer. The Plan administrator does not believe that the occurrence of an event that would limit the Plan’s ability to transact at contract value with participants is probable.

6.	FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND DECEMBER 31, 2010

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 –Inputs to the valuation methodology include:

•	- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 –  Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets held in the Master Trust measured at fair value.

Interest bearing cash: Valued at cost, which approximates fair value.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Stable value fund: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit‐worthiness of the issuer (See Note 5).

Employer securities (Rowan Companies Unitized Stock Fund): The value of a unit in the Fund is based on the NAV, which is the closing price of the underlying common stock in the principal active market on which the securities are traded and the uninvested cash position held by the fund, divided by the number of units outstanding.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND DECEMBER 31, 2010

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value of December 31, 2011.

December 31, 2011
Level 1:
Interest bearing cash	$11,357,796
Employer common stock	19,001,411

Registered investment companies:
Moderate Allocation	12,068,968
Intermediate-Term Bond	6,166,014
Foreign Large Growth	3,049,431
Small Value	1,001,734
Retirement Income	823,549
Target Date Fund	16,814,798
Large Blend	8,420,485
Large Growth	7,726,375
Large Value	2,132,499
Mid-Cap Blend	4,249,170
92,812,230

Level 2:
TCW Small Cap Growth Collective Trust Fund**	967,026
Stable value fund*	6,458,231
7,425,257

Total investments at fair value	$100,237,487

* The Managed Income Portfolio, a commingled pool managed by Fidelity Management Trust Company (FMTC), strives to preserve principal while earning a level of interest income consistent with principal preservation. The Portfolio maintains, but cannot guarantee, a stable net asset value of $1 per share. Investments in the Portfolio include short-term bonds and other fixed income securities such as U.S. Treasury bonds, government agency securities, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities and derivative instruments, including futures, options and swaps. Generally, there are no restrictions on a participant’s ability to redeem their investment in the fund at net asset value (NAV). However, withdrawals prompted by certain events (e.g., termination of the managed income portfolio, changes in laws or regulations) may restrict a participant’s ability to redeem the investment at its NAV.

** The TCW Small Cap Growth Collective Trust Fund seeks to earn its long-term capital appreciation by typically purchasing small-capitalization companies and seeks to add value through active security selection and bottom-up portfolio construction. The fund typically looks for new investment ideas within the market capitalization range of the Russell 2000 Growth Index. Generally, there are no restrictions on a participant’s ability to redeem their investment in the fund at NAV. However, withdrawals prompted by certain events (e.g., termination of the fund, changes in laws or regulations) may restrict a participant’s ability to redeem the investment at its NAV.

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND DECEMBER 31, 2010

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2010.

December 31, 2010
Level 1:
Interest bearing cash	$22,930,194
Employer common stock	26,301,299

Registered investment companies:
Moderate Allocation	19,564,767
Intermediate-Term Bond	10,466,979
Foreign Large Growth	6,195,284
Small Growth	3,452,252
Retirement Income	1,020,425
Target Date Fund	31,770,340
Large Blend	14,388,570
Large Growth	13,063,418
Large Value	4,567,820
Mid-Cap Blend	8,752,836
162,474,184

Level 2:
Stable value fund*	13,254,999
13,254,999

Total investments at fair value	$175,729,183

* The Managed Income Portfolio, a commingled pool managed by Fidelity Management Trust Company (FMTC), strives to preserve principal while earning a level of interest income consistent with principal preservation. The Portfolio maintains, but cannot guarantee, a stable net asset value of $1 per share. Investments in the Portfolio include short-term bonds and other fixed income securities such as U.S. Treasury bonds, government agency securities, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities and derivative instruments, including futures, options and swaps. Generally, there are no restrictions on a participant’s ability to redeem their investment in the fund at net asset value (NAV). However, withdrawals prompted by certain events (e.g., termination of the managed income portfolio, changes in laws or regulations) may restrict a participant’s ability to redeem the investment at its NAV.

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND DECEMBER 31, 2010

7.	TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed Rowan by a letter dated May 9, 2012, that the plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the plan has been amended since receiving the determination letter, the plan administrator believes that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the plan is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and to recognize a tax liability (or asset) when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

8.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are funds managed by the Trustee and therefore qualify as party-in-interest transactions. Other party-in-interest investments held by the Plan include Rowan common stock, which totaled $19,001,411 and $20,742,920 at December 31, 2011 and December 31, 2010, respectively.

Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND DECEMBER 31, 2010

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2011 and December 31, 2010:

	December 31, 2011	December 31, 2010

Net Assets Available for Benefits per the financial statements	$100,641,153	$108,627,674

Adjustment from contract value to fair value for fully benefit-responsive contracts	159,285	57,051

Net Assets Available for Benefits per Form 5500	$100,800,438	$108,684,725

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2011:

December 31, 2011

Decrease in Net Assets Available for Benefits per the financial statements	$(7,986,521)

Adjustment from contract value to fair value for fully benefit-responsive contracts	159,285

Reverse prior year adjustment from contract value to fair value for fully benefit-responsive contracts	57,051

Decrease in Net Assets Available for Benefits per Form 5500	$(7,884,440)

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

Form 5500 Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value

*	Fidelity	Interest Bearing Cash	$-	$240,508
	PIMCO	Pimco Total Return Inst	-	6,166,014
	MainStay	MainStay Large Cap Growth R1	-	7,726,375
	Goldman Sachs	Goldman Sachs Large Cap Value Inst	-	2,132,499
	William Blair	William Blair Small Cap Value I	-	1,001,734
	Vanguard	Vanguard Midcap Index Inst	-	4,249,170
	Victory	Victory Diversified Stock A	-	6,399,155
*	Rowan	Rowan Companies Stock Fund	-	19,001,411
*	Fidelity	Fidelity Puritan	-	12,068,968
*	Fidelity	Fidelity Retirement Government MM	-	11,117,288
*	Fidelity	Fidelity Managed Income Portfolio	-	6,458,231
	TCW	TCW Small Cap Growth Collective Trust	-	967,026
*	Fidelity	Fidelity Diversified International	-	3,049,432
*	Fidelity	Fidelity Freedom Income	-	823,549
*	Fidelity	Fidelity Freedom 2000	-	480,956
*	Fidelity	Fidelity Freedom 2010	-	165,891
*	Fidelity	Fidelity Freedom 2020	-	1,686,074
*	Fidelity	Fidelity Freedom 2030	-	2,092,024
*	Fidelity	Spartan 500 Index Inv	-	2,021,330
*	Fidelity	Fidelity Freedom 2040	-	2,487,214
*	Fidelity	Fidelity Freedom 2005	-	9,588
*	Fidelity	Fidelity Freedom 2015	-	831,503
*	Fidelity	Fidelity Freedom 2025	-	1,022,778
*	Fidelity	Fidelity Freedom 2035	-	1,666,117
*	Fidelity	Fidelity Freedom 2045	-	3,110,686
*	Fidelity	Fidelity Freedom 2050	-	3,261,966
			$-	$100,237,487

  *  Party-in-interest
** Cost is not required for participant directed funds.